SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

SAEXPLORATION HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
78636X204
(CUSIP Number)

with a copy to:
Eric M. Albert BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, New York 10017 212-905-5647
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	2,409,106(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	2,409,106(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,409,106(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IA

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 10,236,855 shares of Common Stock (as defined in Item 1) outstanding as of January 29, 2018, based on information from the Issuer and other publicly available information. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock (the “Series A Preferred Stock”) into Common Stock, (ii) the conversion of the Series B convertible preferred stock (the “Series B Preferred Stock”) into Common Stock, and (ii) the exercise of Series C Warrants to purchase shares of Common Stock (the “Series C Warrants”). Please see Item 3 for a detailed description of the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	1,976,336(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	1,976,336(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,976,336(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 10,236,855 shares of Common Stock (as defined in Item 1) outstanding as of January 29, 2018, based on information from the Issuer and other publicly available information. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock (the “Series A Preferred Stock”) into Common Stock, (ii) the conversion of the Series B convertible preferred stock (the “Series B Preferred Stock”) into Common Stock, and (ii) the exercise of Series C Warrants to purchase shares of Common Stock (the “Series C Warrants”). Please see Item 3 for a detailed description of the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	80,647(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	80,647(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,647(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 10,236,855 shares of Common Stock (as defined in Item 1) outstanding as of January 29, 2018, based on information from the Issuer and other publicly available information. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock (the “Series A Preferred Stock”) into Common Stock, (ii) the conversion of the Series B convertible preferred stock (the “Series B Preferred Stock”) into Common Stock, and (ii) the exercise of Series C Warrants to purchase shares of Common Stock (the “Series C Warrants”). Please see Item 3 for a detailed description of the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	80,647(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	80,647(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,647(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 10,236,855 shares of Common Stock (as defined in Item 1) outstanding as of January 29, 2018, based on information from the Issuer and other publicly available information. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock (the “Series A Preferred Stock”) into Common Stock, (ii) the conversion of the Series B convertible preferred stock (the “Series B Preferred Stock”) into Common Stock, and (ii) the exercise of Series C Warrants to purchase shares of Common Stock (the “Series C Warrants”). Please see Item 3 for a detailed description of the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	61,411(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	61,411(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,411(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 10,236,855 shares of Common Stock (as defined in Item 1) outstanding as of January 29, 2018, based on information from the Issuer and other publicly available information. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock (the “Series A Preferred Stock”) into Common Stock, (ii) the conversion of the Series B convertible preferred stock (the “Series B Preferred Stock”) into Common Stock, and (ii) the exercise of Series C Warrants to purchase shares of Common Stock (the “Series C Warrants”). Please see Item 3 for a detailed description of the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	61,411(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	61,411(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,411(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 10,236,855 shares of Common Stock (as defined in Item 1) outstanding as of January 29, 2018, based on information from the Issuer and other publicly available information. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock (the “Series A Preferred Stock”) into Common Stock, (ii) the conversion of the Series B convertible preferred stock (the “Series B Preferred Stock”) into Common Stock, and (ii) the exercise of Series C Warrants to purchase shares of Common Stock (the “Series C Warrants”). Please see Item 3 for a detailed description of the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Timberline Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	59,405(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	59,405(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,405(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 10,236,855 shares of Common Stock (as defined in Item 1) outstanding as of January 29, 2018, based on information from the Issuer and other publicly available information. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock (the “Series A Preferred Stock”) into Common Stock, (ii) the conversion of the Series B convertible preferred stock (the “Series B Preferred Stock”) into Common Stock, and (ii) the exercise of Series C Warrants to purchase shares of Common Stock (the “Series C Warrants”). Please see Item 3 for a detailed description of the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Summit Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	160,171(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	160,171(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,171(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 10,236,855 shares of Common Stock (as defined in Item 1) outstanding as of January 29, 2018, based on information from the Issuer and other publicly available information. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock (the “Series A Preferred Stock”) into Common Stock, (ii) the conversion of the Series B convertible preferred stock (the “Series B Preferred Stock”) into Common Stock, and (ii) the exercise of Series C Warrants to purchase shares of Common Stock (the “Series C Warrants”). Please see Item 3 for a detailed description of the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Summit Trading L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	160,171(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	160,171(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,171(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 10,236,855 shares of Common Stock (as defined in Item 1) outstanding as of January 29, 2018, based on information from the Issuer and other publicly available information. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock (the “Series A Preferred Stock”) into Common Stock, (ii) the conversion of the Series B convertible preferred stock (the “Series B Preferred Stock”) into Common Stock, and (ii) the exercise of Series C Warrants to purchase shares of Common Stock (the “Series C Warrants”). Please see Item 3 for a detailed description of the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Montenvers GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	373,365(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	373,365(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
373,365(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 10,236,855 shares of Common Stock (as defined in Item 1) outstanding as of January 29, 2018, based on information from the Issuer and other publicly available information. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock (the “Series A Preferred Stock”) into Common Stock, (ii) the conversion of the Series B convertible preferred stock (the “Series B Preferred Stock”) into Common Stock, and (ii) the exercise of Series C Warrants to purchase shares of Common Stock (the “Series C Warrants”). Please see Item 3 for a detailed description of the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	373,365(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	373,365(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
373,365(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 10,236,855 shares of Common Stock (as defined in Item 1) outstanding as of January 29, 2018, based on information from the Issuer and other publicly available information. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock (the “Series A Preferred Stock”) into Common Stock, (ii) the conversion of the Series B convertible preferred stock (the “Series B Preferred Stock”) into Common Stock, and (ii) the exercise of Series C Warrants to purchase shares of Common Stock (the “Series C Warrants”). Please see Item 3 for a detailed description of the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Warrants.

Explanatory Note:

This Amendment No. 3 amends the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on August 8, 2016 (as amended by Amendment No. 1 thereto filed on December 21, 2017, and further amended by Amendment No. 2 filed on December 26, 2017, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

The first paragraph of Item 2 of the Schedule 13D is hereby deleted and replaced with the following:

 (a-c) This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership (“BMGP”), with respect to the securities of the Issuer beneficially owned by it;

(ii)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“BMGP GP”), with respect to the securities of the Issuer beneficially owned by BMGP;

(iii)	BlueMountain Kicking Horse Fund L.P., a Cayman Islands exempted limited partnership (“BMKH”), with respect to the securities of the Issuer beneficially owned by it;

(iv)	BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“BMKH GP”), with respect to the securities of the Issuer beneficially owned by BMKH;

(v)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“BMT”), with respect to the securities of the Issuer beneficially owned by it;

(vi)	BlueMountain Summit Trading L.P., a Delaware limited partnership (“BMST” and, together with BMGP and BMKH, the “Partnerships”), with respect to the securities of the Issuer beneficially owned by it;

(vii)	BlueMountain Summit Opportunities GP II, LLC, a Delaware limited liability company (“BMST GP” and, together with BMGP GP and BMKH GP, the “General Partners”), with respect to the securities of the Issuer beneficially owned by BMST;

(viii)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable share capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“BMM” and, together with the Partnerships and BMT, the “BlueMountain Funds”), with respect to the securities of the Issuer beneficially owned by it;

(ix)	BlueMountain Montenvers GP S.à r.l., a private limited company incorporated under the laws of Luxembourg (“BMM GP”), with respect to the securities of the Issuer beneficially owned by BMM;

(x)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), which serves as the sole owner of each of the General Partners with respect to the securities of the Issuer beneficially owned by each of the Partnerships; and

(xi)	BlueMountain Capital Management, LLC, a Delaware limited liability company (“BMCM” or the “Investment Manager”), serves as investment manager to the BlueMountain Funds and has investment discretion with respect to the securities of the Issuer beneficially owned by the BlueMountain Funds.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the information below.

As previously disclosed, on December 19, 2017, the Issuer entered into a restructuring support agreement (the “2017 RSA”) with the BlueMountain Funds and other holders (collectively, the “2017 Supporting Holders”) that beneficially owned in excess of 85% in principal amount of the Issuer’s 10.000% Senior Secured Second Lien Notes due 2019 (the “Second Lien Notes”), pursuant to which the Issuer agreed to commence an exchange offer to exchange the Second Lien Notes for a combination of the Issuer’s common stock, convertible preferred stock and warrants (the “Exchange Offer”) and the 2017 Supporting Holders agreed to tender all of their Second Lien Notes in the Exchange Offer.

On January 29, 2018, the Exchange Offer was completed, and in exchange for $18,577,026.00 aggregate principal amount of Second Lien Notes tendered by the BlueMountain Funds, the Issuer issued to the BlueMountain Funds an aggregate of 8,067 shares of the Issuer’s Series A perpetual convertible preferred stock (the “Series A Preferred Stock”), 217,823 shares of the Issuer’s Series B convertible preferred stock (the “Series B Preferred Stock”) and 2,317,413 Series C Warrants of the Issuer to purchase shares of Common Stock (the “Series C Warrants”).

Following the third anniversary of the closing of the Exchange Offer, the Series A Preferred Stock is convertible into shares of Common Stock at the option of the Issuer or at the option of each holder of Series A Preferred Stock. Prior to the third anniversary of the closing of the Exchange Offer, the Series A Preferred Stock may be converted into shares of Common Stock with the consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, or upon a change of control of the Issuer. The initial conversion rate for the Series A Preferred Stock is 3,271.4653 shares of Common Stock per share of Series A Preferred Stock, subject to adjustment. At all times a holder of Series A Preferred Stock, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may convert the Series A Preferred Stock only up to that number of shares of Series A Preferred Stock so that, upon conversion, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

Following the Issuer’s receipt of shareholder approval for the issuance of additional shares of Common Stock, the Series B Preferred Stock will automatically convert into shares of Common Stock and/or Series C Warrants, at the holder’s option. Each share of Series B Preferred Stock is mandatorily convertible into 21.7378 shares of Common Stock and/or Series C Warrants.

Each Series C Warrant is immediately exercisable by the holder for one share of Common Stock at a price equal to $0.0001. The Series C Warrants are also exercisable at the option of the Issuer in connection with a full redemption of the Series A Preferred Stock or upon a change of control of the Issuer. At all times a holder of Series C Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series C Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

The foregoing summaries of the Series A Preferred Stock, Series B Preferred Stock and Series C Warrants does not purport to be complete and is subject to, and qualified in its entirety by, the full texts of the Certificate of Designations for the Series A Preferred Stock, Certificate of Designations for the Series B Preferred Stock and Warrant Agreement for the Series C Warrants a copy of which are being incorporated by reference as Exhibits 11-13 in Item 7 of this Schedule 13D and are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the information below.

The information contained in Items 3 and 6 of this Schedule 13D is incorporated herein by reference. On January 29, 2018, Michael Kass, a portfolio manager of BlueMountain Capital Management, LLC and a designee of BlueMountain Capital Management, LLC to the Issuer’s board of directors (the “Board”), resigned his position as a member of the Board. Pursuant to its Board designation right under the Issuer’s certificate of incorporation, BlueMountain Capital Management, LLC nominated Alan B. Menkes to fill the vacancy created by Mr. Kass’s resignation. The Board’s Nominating Committee recommended his election and the Board of Directors elected Mr. Menkes on January 30, 2018.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the information below.

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 10,236,855 shares of Common Stock, outstanding as of January 29, 2018, based on information from the Issuer and other publicly available information. The information set forth in Rows 7-13 and the footnotes of each Cover Page, as well as the information set forth in Item 3 of this Schedule 13D, are hereby incorporated herein by reference.

During the past sixty (60) days on or prior to January 29, 2018 (the “Event Date”), and from the Event Date to the Filing Date, other than as set forth herein, there have been no additional transactions in Issuer’s securities.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the information below.

Registration Rights Agreement

On January 29, 2018, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the BlueMountain Funds and certain other stockholders. The Registration Rights Agreement provides that the Issuer shall prepare a registration statement on Form S-3 covering the resale of shares of Common Stock held by the BlueMountain Funds and the other stockholders party thereto and file the registration statement with the SEC within 60 days. The Registration Rights Agreement also provides the BlueMountain Funds and the other stockholders party thereto with the right to request that the Issuer perform its obligations under the Registration Rights Agreement in the form of a firm commitment underwritten public offering, provided that the gross proceeds from such public offering are expected to be at least $25.0 million. In connection with the registrations described above, the Issuer will indemnify any selling stockholders, and the Issuer will bear all reasonable expenses (except underwriting commissions and discounts).

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement a copy of which is being incorporated by reference as Exhibit 14 in Item 7 of this Schedule 13D and is incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.

11.  Certificate of Designations for the Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on February 1, 2018)

12.  Certificate of Designations for the Series B Preferred Stock (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer on February 1, 2018)

13.  Warrant Agreement for the Series C Warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on February 1, 2018)

14.  Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 1, 2018)

15.  Joint Filing Agreement, dated as of December 22, 2017 (incorporated by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on December 26, 2017).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: February 2, 2018

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT TRADING L.P.
BY: BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY: BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).